Exhibit (c)(3)


                  BALCOR REALTY INVESTORS LTD. 85 - SERIES I


                                             Range of Value
                                                (Per Unit)
                                             --------------
                                               Low     High
                                               ----    ----
     November 1995 Valuation:
          Alex Brown Real Estate Value         $307    $366
          Working Capital Value                  40      40
                                               ----    ----
               Total Value                     $347    $406
                                               ====    ====
     March 1996 Valuation:
          November 1995 Alex Brown
            Real Estate Value                  $307    $366
          Adjustments To Real Estate Value: (1)
            Sale Of Seabrook                      0       0
          Working Capital Value (2)              39      39
                                               ----    ----
               Total Value                     $346    $405
                                               ====    ====


  (1) The Seabrook property was sold after the November 1995 valuation. Because the Alex Brown valuation allocated no equity value to the Seabrook property, the sale did not require an Adjustment To Real Estate Value. The cash proceeds received from the sale were included in the Working Capital Value as of March 1996.

  (2) Working Capital Value reflects the sum of cash and other current assets of the partnership less current liabilities. The Working Capital Value has been adjusted to reflect changes in the net operations of the properties, proceeds from the sale of Seabrook, the administrative expenses of the partnership and any distributions to the investors.